FAIRFAX  News Release
TSX Stock Symbol:  FFH and FFH.U

TORONTO, September 23, 2016

INTENTION TO MAKE A
NORMAL COURSE ISSUER BID FOR SUBORDINATE VOTING SHARES AND PREFERRED SHARES

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH)(TSX: FFH.U) announces today that the Toronto Stock Exchange (the “TSX”) accepted a notice filed by Fairfax of its intention to commence a Normal Course Issuer Bid for its Subordinate Voting Shares, Cumulative 5-Year Rate Reset Preferred Shares, Series C (“Series C Shares”), Cumulative Floating Rate Preferred Shares, Series D (“Series D Shares”), Cumulative 5-Year Rate Reset Preferred Shares, Series E (“Series E Shares”), Cumulative Floating Rate Preferred Shares, Series F (“Series F Shares”), Cumulative 5-Year Rate Reset Preferred Shares, Series G (“Series G Shares”), Cumulative Floating Rate Preferred Shares, Series H (“Series H Shares”), Cumulative 5-Year Rate Reset Preferred Shares, Series I (“Series I Shares”), Cumulative Floating Rate Preferred Shares, Series J (“Series J Shares”), Cumulative 5-Year Rate Reset Preferred Shares, Series K (“Series K Shares”) and Cumulative 5-Year Rate Reset Preferred Shares, Series M (“Series M Shares” and, together with the Series C Shares, Series D Shares, Series E Shares, Series F Shares, Series G Shares, Series H Shares, Series I Shares, Series J Shares and Series K Shares, the “Preferred Shares”) through the facilities of the TSX (or other alternative Canadian trading systems).  Purchases will be made in accordance with the rules and policies of the TSX and Subordinate Voting Shares and Preferred Shares purchased will be cancelled.

The notice provides that Fairfax’s board of directors has approved the purchase on the TSX, during the period commencing September 28, 2016 and ending September 27, 2017, of Subordinate Voting Shares and Preferred Shares up to the following limits:

		Limit on Purchases1
	Securities Outstanding1	Total Limit2	Daily Limit3
Subordinate Voting Shares	23,034,939	800,000	6,899
Series C Shares	6,016,384	601,538	1,205
Series D Shares	3,983,616	356,601	1,000
Series E Shares	3,968,961	396,896	1,000
Series F Shares	3,572,044	357,204	1,000
Series G Shares	7,432,952	743,295	1,782
Series H Shares	2,567,048	256,704	1,000
Series I Shares	10,465,553	1,046,555	1,743
Series J Shares	1,534,447	153,444	1,000
Series K Shares	9,500,000	950,000	2,184
Series M Shares	9,200,000	920,000	1,695
_______
Notes:
1.	As of September 8, 2016.
2.	Represents approximately 3.5% of the public float in respect of the Subordinate Voting Shares and 10% of the public float in respect of each series of Preferred Shares.
3.
Represents the maximum number of shares of that class or series that may be purchased over the TSX (or alternative Canadian trading systems) during the course of one trading day.  This amount is equal to the greater of (i) 25% of the average daily trading volume on the TSX calculated in accordance with the rules of the TSX, and (ii) 1,000 shares. This limitation does not apply to purchases made pursuant to block purchase exemptions.

From time to time, when Fairfax does not possess material nonpublic information about itself or its securities, it may, in accordance with the requirements of applicable securities laws and the TSX, enter into a pre-defined plan with its broker to allow for the purchase of its Subordinate Voting Shares or Preferred Shares, as the case may be, under the bid at times when it ordinarily would not be active in the market due to its own internal trading blackout periods.

Fairfax is making this Normal Course Issuer Bid because it believes that in appropriate circumstances its Subordinate Voting Shares and Preferred Shares represent an attractive investment opportunity and that, with respect to the Subordinate Voting Shares, purchases under the bid will enhance the value of the Subordinate Voting Shares held by the remaining shareholders.

Pursuant to its existing normal course issuer bid, Fairfax has purchased 116,403 of its Subordinate Voting Shares which are reserved for share-based payment awards and 76,904 of its Series E Shares during the last twelve months at weighted average prices per share of Cdn.$676.04 and Cdn.$14.21, respectively.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:	John Varnell, Vice President, Corporate Development,
at (416) 367-4941